PEOPLES BANCORP INC.
138 Putnam Street
PO Box 738
Marietta, Ohio 45750

December 2, 2005

Angela Connell
Senior Accountant
United States Securities and Exchange Commission
Division of Corporation Finance Mail Stop 4561
Washington, DC 20549

RE:      Peoples Bancorp Inc.
         Form 10-K
         Filed March 15, 2005
         File No. 000-16772

Dear Ms. Connell:

This letter is in response to your correspondence dated November 18, 2005, requesting additional information with respect to the above referenced filing.

Consolidated Financial Statements
---------------------------------

Note 12 - Financial Instruments with Off-Balance Sheet Risk, page 73
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     1.   We note your response to comment 1 of our letter dated September 23,
          2005. Based on your response we understand that you will record a cumulative adjustment in the third quarter of 2005 to reflect no hedge accounting for this hedging relationship. Please tell us whether you intend to redesignate this hedging relationship as a cash flow hedge on a go-forward basis.

RESPONSE

         We do not intend to redesignate the relationship as a cash flow hedge on a go-forward basis.



     2. We note that under your prior methodology, you applied the matched terms guidance in DIG Issue 20 to assume ineffectiveness in this hedging relationship. We do not feel that your swaption matches the fact pattern described in DIG Issue 20. DIG Issue 20 relates to the use of a purchased option to hedge the exposure to variability in expected future cash flows attributable to a particular rate or price beyond a specified level - which implies the use of a cap or floor. If you intend to redesignate this hedging relationship as a cash flow hedge, please tell us how you intend to assess the effectiveness of this hedging strategy and describe your basis for using such a methodology.

RESPONSE

         Not applicable since we do not intend to redesignate the relationship as a cash flow hedge on a go-forward basis.


         We appreciate your assistance in our compliance with the applicable disclosure requirements. As requested, the following acknowledgements are provided on behalf of Peoples Bancorp Inc. ("Peoples").

     o Peoples is responsible for the adequacy and accuracy of the disclosure in the filings;

     o staff comments or changes to disclosures in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

     o Peoples may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.


Sincerely,

/S/ JOHN W. CONLON

John W. Conlon
Chief Financial Officer and Treasurer